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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41401

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDK, Inc. c/o Prime Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mechanics Building, 12 Church Street
(No. and Street)

Hamilton (City) Bermuda (State) HM11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Kelly (441) 295-0329
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDK, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President & Treasurer
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL CERTIFICATE

TO ALL TO WHOM THESE PRESENTS SHALL COME:

I, Nicholas J. Hoskins, of the City of Hamilton in the Islands of Bermuda, a Notary Public, duly authorised, admitted and sworn, practising at Chancery Hall, 52 Reid Street, Hamilton as aforesaid **DO HEREBY CERTIFY** that, on the day of the date hereof, before me personally appeared Joseph Kelly, whose identity has been duly proved to me and who did then acknowledge before me that the signature "Joseph Kelly" appearing on the Annual Audited Report Form X-17A-5 Part III attached hereto is the handwriting of the said Joseph Kelly.

IN TESTIMONY WHEREOF I, the said Notary Public, have hereto set my hand and official Notarial Seal this 23 day of January, 2009.

Notary Public

NICHOLAS J. HOSKINS
NOTARY PUBLIC
FOR AND IN THE ISLANDS OF BERMUDA
"CHANCERY HALL", 52 REID STREET
HAMILTON HM12, BERMUDA
MY COMMISSION IS UNLIMITED AS TO TIME

REVENUE BERMUDA $25

NOTARY PUBLIC BERMUDA

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors
GDK, Inc.

We have audited the accompanying statement of financial condition of GDK, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GDK, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 23, 2009

GDK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008
(In thousands of U.S. dollars, except share amounts)

ASSETS		
Cash and cash equivalents	$	730,472
Due from broker		500,656
Securities owned, at market or fair value		245,268
Dividends receivable		399
Other assets		110
TOTAL ASSETS	$	1,476,905
LIABILITIES AND SHAREHOLDERS' EQUITY		
Securities sold, not yet purchased, at market or fair value	$	243,366
Incentive fee payable		8,780
Deferred incentive fee		13,674
Redemptions payable		785,749
Floor brokerage fee payable		604
Accrued expenses and other liabilities		1,291
TOTAL LIABILITIES		1,053,464
Shareholders' equity		423,441
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,476,905

The accompanying notes are an integral part of this statement of financial condition.

GDK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

1. Organization

GDK, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission ("SEC") of the United States and a member of the Chicago Stock Exchange, commenced operations in July 1989. The Company, a British Virgin Islands corporation, maintains its principal office in Bermuda and primarily trades equities that are listed on U.S. exchanges exclusively for its own account.

The Company's Trading Advisor is Caxton Associates, L.L.C. (the "Advisor"), a Delaware, U.S.A. limited liability company. The manager of the Company is Prime Management Limited ("Prime"), a Bermuda company. The Company's Trading Manager is A.R.T. Advisors, LLC, a Delaware, U.S.A. limited liability company (the "Trading Manager").

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars. Preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates used in preparing the statement of financial condition are reasonable. Actual results could differ from these estimates.

Cash Equivalents

Cash equivalents may include money market accounts, overnight funds, time deposits, commercial paper and U.S. treasury bills with a maturity of 3 months or less at the time of purchase which are carried at cost plus accrued interest, which approximates fair value. At December 31, 2008, cash and cash equivalents primarily consist of cash, shares in a money market fund and time deposits held at one financial institution.

2. Significant Accounting Policies (continued)

Valuation of Trading Positions

Trading positions of the Company are valued at market or fair value on a trade date basis. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations and pricing models. Pricing models consider the time value, volatility and other economic factors of the financial instruments. The resulting change in unrealized profit or loss is reflected in shareholders' equity.

Trading positions, which include securities owned and securities sold, not yet purchased, are accounted for on a trade date basis. Dividends, including those on securities sold, not yet purchased, are recognized on ex-dividend date, net of applicable taxes. Interest income and expense are accrued as earned or incurred.

Subsequent market fluctuations of securities sold, not yet purchased, may require purchasing the securities at prices which differ from the value reflected on the statement of financial condition.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The carrying value of substantially all of the Company's financial instruments approximates fair value.

The Company implemented effective January 1, 2008, the provisions of the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). In accordance with FAS 157, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market the most advantageous market for the investment or liability. FAS 157 establishes a three tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three broad levels listed below:

2. Significant Accounting Policies (continued)

Level 1 — Valuations are based on quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of assets and liabilities valued based on quoted market prices in active markets and categorized by the Company as Level 1 within the fair value hierarchy generally include equities listed in active markets, government and corporate securities, and listed derivatives.

Level 2 — Valuations are based on other observable inputs, including but not limited to:

- Quoted prices for similar assets or liabilities in active markets
- Inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates and yield curves observable at commonly quoted intervals)

The types of assets and liabilities that trade in markets that are considered to be active, but are not valued based on quoted market prices, broker or dealer quotations in active markets, or alternative pricing sources with reasonable levels of price transparency, includes instruments such as Interest Rate Swaps, Foreign Exchange Forwards and Options, Commodity Forwards and Options, Credit Derivatives and other types of liquid derivatives. Level 2 derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC derivative contracts, or external pricing services.

Level 3 — Valuations are based on the Company's assumptions that it believes market participants would use in pricing the asset or liability. Level 3 inputs are based on the best information available in the circumstances, which may include indirect correlation to a market value, combinations of market values, the Company's proprietary data or external pricing services. Level 3 inputs generally include information derived through extrapolation or interpolation of observable market data and primarily consist of private investments.

Investment in the Cayman Islands Entity

During 2008, the Company held an interest in an investment fund, a Cayman Islands Corporation (the "Cayman Islands Entity"), to hedge its obligations with respect to deferred incentive fees due to the Trading Manager. See footnote 5.

2. Significant Accounting Policies (continued)

Commissions and Soft Dollar Arrangements

Commissions are expensed upon the execution of the trade.

In exchange for the direction of commission dollars to certain brokers, the Trading Manager may generate credits or "soft dollars." The Trading Manager will have the option to use these soft dollars generated by the Company to pay for research related products and services. Section 28 (e) of the U.S. Securities Exchange Act of 1934, as amended, provides a "safe harbor" to trading advisors who use soft dollars generated by their advised accounts to obtain investment research and brokerage services that provide lawful and appropriate assistance to the advisor in the performance of investment decision-making responsibilities.

The Company does not apply any rigid formula for selecting brokers or dealers to effect transactions, nor does it have fixed internal brokerage procedures designating specific percentages of brokerage commissions to particular brokerage firms. The Company is authorized to incur higher prices for the purchase of securities from, or accept lower prices for the sale of securities to, brokerage firms that provide it with investment and research information or to pay higher commissions to such firms if the Company determines such prices or commissions are reasonable in relation to the overall services provided by such brokerage firms.

Income Taxes

No provision for income taxes has been made as the Company is not subject to income tax under current legislation.

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. FIN 48 requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. FIN 48 was initially effective for fiscal years beginning after December 15, 2006, but was subsequently deferred and is now effective for fiscal years beginning after December 31, 2008. Consequently, the Company is not required to implement FIN 48 until January 1, 2009. The Company is in the process of determining the effect, if any, of the impact of adopting FIN 48 on the statement of financial condition.

3. Due From Broker, Securities Owned & Securities Sold, Not Yet Purchased

At December 31, 2008, the amount due from broker, securities owned, and securities sold, not yet purchased, were held at two major financial institutions, one of which the Company has a Joint Back Office Agreement with. Substantially all securities owned and securities sold, not yet purchased, at December 31, 2008 are publicly traded U.S. equities. No single long or short position or industry concentration exceeds 10% of shareholders' equity.

The following is a summary by level of the Company's financial investments carried at fair value as of December 31, 2008:

(In 000's)	Assets as of December 31, 2008			
Securities Owned	**Level I**	**Level II**	**Level III**	**Total**
Equities	$ 244,300	$ 0	$ 209	$ 244,509
Corporate Bonds	759	0	0	759
Total	$ 254,059	$ 0	$ 209	$ 245,268

(In 000's)	Liabilities as of December 31, 2008			
Securities Sold	**Level I**	**Level II**	**Level III**	**Total**
Equities	$ 242,962	$ 0	$ 404	$ 243,366
Total	$ 242,962	$ 0	$ 404	$ 243,366

3. Due From Broker, Securities Owned & Securities Sold, Not Yet Purchased (continued)

At December 31, 2008, the due from broker balance in the statement of financial condition includes the following:

Cash at broker	$	500 million
Transactions pending settlement, net		1 million
Due from broker	$	501 million

Cash at the broker related to securities sold, not yet purchased, is restricted until the securities are purchased. Securities sold, not yet purchased, are also collateralized by the Company's securities owned. Interest on debit and credit balances is paid based on the broker's institutional rate. Margin requirements for securities sold, not yet purchased, at December 31, 2008 of approximately $155.8 million were satisfied by securities owned and cash at broker.

4. Related Party Disclosures

The Advisor is the trading advisor to one of the Company's shareholders and the Managing Member of the Company's other shareholder. An officer of the Advisor is also an officer and a director of the Company. In addition, an officer of the Company is also an officer of Prime. The Advisor is a member of the Trading Manager.

5. Trading Advisory and Incentive Fees

The Trading Manager has been sub-delegated authority to provide discretionary investment and trading advisory services to the Company. The Advisor must authorize the Trading Manager's use of any financial instruments other than foreign or U.S. exchange traded securities.

Under the terms of the Advisory Agreement, the Company paid the Trading Manager a monthly advisory fee based on an annual rate of 1% of the average monthly net asset value of the Company. Advisory fees payable of approximately $0.8 million are included in accrued expenses and other liabilities at December 31, 2008. Fees may be waived at the Trading Manager's discretion. Under the terms of the management fee agreement with Prime, the Company pays a fixed fee of $18,000 annually.

5. Trading Advisory and Incentive Fees (continued)

Under the terms of the Advisory Agreement, the Trading Manager earns an incentive fee at a rate of 20% of Net Profits as defined in the Advisory Agreement (subject to loss carryforward provisions and other adjustments). The Trading Manager may, at its sole discretion, waive, in whole or in part, the incentive fee for certain related parties.

Deferred incentive fee payable consists of a portion of incentive fees earned in 2002, 2004, 2005 and 2006 (plus appreciation or depreciation from the rates of return of the designated indices), which were deferred generally for a minimum of five years from the date they were earned.

In 2007, the Company elected to terminate and liquidate completely the Deferred Incentive Fee Agreement. On December 2, 2008 the Company paid $258.3 million of the deferred incentive fee liability, with the remaining to be paid prior to October 31, 2009. The balance remaining at December 31, 2008 amounted to $13.7 million as reported in the statement of financial condition. In addition, the Company assigned to the Trading Manager as a payment in kind, limited partnership interests in a Delaware Limited Partnership that the Company received in redemption of its interest in the Cayman Islands Entity.

6. Shareholders' Equity

The Company's capital structure consists of three classes of common stock, Class A, Class B and Class C. Each class has identical voting rights. The Company is authorized to issue 75,000 Class A shares, 52,500 Class B shares and 22,500 Class C shares at $.10 par value. As of December 31, 2008, there were 1,770.69 Class A shares and 304.75 Class B shares outstanding. There were no Class C shares outstanding during the year.

Class B shares are not charged advisory fees or incentive fees.

At December 31, 2008, an affiliated entity, a British Virgin Islands corporation (the "BVI Entity") owned an approximately 83% interest in the Company, in the form of all the outstanding Class A shares. The BVI Entity has a trading advisory agreement with the Advisor.

At December 31, 2008, shareholders redeemed 3843.04 Class A and 9.98 Class B shares, valued at approximately $762.4 million. This amount is included in the statement of financial condition as redemptions payable. In addition, there were $23.3 million of redemptions from November 30, 2008 remaining payable as of December 31, 2008 which were paid in January 2009.

7. Risk Management

Risk is an inherent part of the Company's activities. The significant risks the Company faces are market, credit, liquidity, and operational risks, among other risks. While these risks can not be eliminated, the Company seeks to mitigate these risks through a range of monitoring and analytical techniques.

Market risk is the risk that a change in the level of one or more market factors such as market price, rates, indices, volatilities, and correlations will result in losses for a position or portfolio. The Company incurs market exposure through its trading and hedging activities throughout its portfolio. The Company's portfolio of positions and investments are monitored to assist in maintaining appropriate levels of risk and volatility.

The Trading Advisor also employs stress testing, event risk analysis and other risk measurement methods and tools to assess risk on an ongoing basis. However, such tools assist the Trading Advisor in evaluating potential market risk but do not independently limit risk.

Credit risk includes the risk that a counterparty, broker or an issuer of securities or other financial instruments will be unable to meet its contractual obligations and fail to deliver, pay for or execute a trade. The Company's credit exposure is largely limited to professional counterparties in the financial sector and organized exchange or clearinghouse. Credit risk will also be incurred when the Company enters into collateralized financing transactions. The Company seeks to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with the Company when deemed necessary.

Liquidity risk relates to the ability to raise capital or liquidate an asset in a timely manner at a reasonable price. The Trading Manager seeks to manage liquidity risk by investing primarily in marketable securities and monitoring the Company's positions against the reported trading volume of such securities.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from disruptions caused by external events. The Advisor and Trading Manager maintain controls that include systems and procedures to record and reconcile transactions and positions. The Advisor and Trading Manager have a disaster recovery plan to facilitate the continuity of critical operations in the event of a business disruption.

8. Net Capital Requirement

As a registered broker-dealer which trades for its own account, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC which requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness vary from day to day, but as of December 31, 2008, the Company had net capital of approximately $359 million which exceeded requirements by approximately $305 million, and a ratio of aggregate indebtedness to net capital of 2.26 to 1. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

The Company does not effect transactions for anyone defined as a customer under SEC Rule 15c3-3. Accordingly, the Company is exempt from the requirements of this Rule under Section (k)(2)(ii).

9. Subsequent Events

Effective January 1, 2009, an affiliate of the Trading Manager, A.R.T. Equity Holdings, LLC was issued preference shares and shall be entitled to receive an annual dividend equal to 20% of the Net Profits (subject to loss carryforward provisions and other adjustments) of the Company as of the last day of each Fiscal Year.

In addition, the Trading Advisory Agreement was amended to eliminate the incentive fee, discussed in footnote 5.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

GDK, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm